

August 24, 2006

Mail Stop 7010

*By U.S. Mail and facsimile (636) 733-1670*

C. Robert Bunch
Chief Executive Officer and President
Maverick Tube Corporation
16401 Swingley Ridge Road, Seventh Floor
Chesterfield, Missouri 63017

>      **Re:    Maverick Tube Corporation**
>      **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>      **Filed August 14, 2006**
>      **File No. 001-10651**

Dear Mr. Bunch:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note your response to comment 2 of our letter dated July 28, 2006. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement, and should be in bullet format. See Item 1001 of Regulation M-A. Please revise further and try to limit your term sheet to a page and a half.

2.  We note you deleted from your summary the treatment of options and restricted stock awards. Please consider adding this information back in. In addition, please disclose the estimated amount of total consideration to be paid for common shares underlying outstanding stock options and restricted stock awards.

3.  Please disclose in your summary and on page 35 the identity of those who will be the directors and officers of the company after the merger. We note your disclosure on page 35 that the directors of OS Acquisition immediately prior to

the merger will be the initial directors of Maverick and that the officers of Maverick at the effective time of the merger will be the initial officers of OS Acquisition.

Maverick's Stockholders Will Receive $65 in cash. . . , page 2

4. Revise here, and elsewhere as appropriate, to disclose the total amount of merger consideration to be received by Maverick's stockholders.

Maverick's Stockholders Will Have Appraisal Rights, page 3

5. Please disclose that the failure to vote against the merger constitutes a waiver of appraisal rights. We note your disclosure on page 33.

The Merger, page 12

6. We note your response to comment 7 of our letter dated July 28, 2006. Please describe more specifically what the board considered in determining to pursue a merger transaction in lieu of other strategic alternatives. What did the board consider with respect to the prospects of Maverick if it remained a publicly-owned corporation compared with the industry's increasing competitive nature?

Opinion of Maverick's Financial Advisor, page 16

7. On page 22, please describe the other analyses that Morgan Stanley considered or delete the reference. We note the second sentence in the fourth paragraph and the last sentence of the final paragraph.

Exon-Florio Provision, page 30

8. Please tell us how and why the parties determined that no voluntary notice was warranted. We may have further comment based on your response.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.  Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Frederick C. Lowinger, Esq. (*via facsimile* 312/853-7036)
        Claire R. Hinderer, Esq.
        Robert L. Verigan
        Sidley Austin LLP
        One South Dearborn
        Chicago, IL 60603